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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25                   SEC FILE NUMBER
                                                                    811-10021
                           NOTIFICATION OF LATE FILING
                                                                  CUSIP NUMBER
                                                                       N/A

(Check One): |_|Form 10-K |_|Form 20-F |_|Form 11-K |_|Form 10-Q  | | Form N-SAR

          For Period Ended: --------------
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [X] Transition Report on Form N-SAR
          For the Transition Period Ended: May 31, 2001
                                           ------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I -- REGISTRANT INFORMATION

                                Stratevest Funds
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Full Name of Registrant


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Former Name if Applicable

                              5800 Corporate Drive
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Address of Principal Executive Office (Street and Number)

                           Pittsburgh, PA 15237-7010
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check box if appropriate)

       |  (a)  The reasons  described in  reasonable  detail in Part III of this
       |       form could not be  eliminated  without  unreasonable  | effort or
       |       expense;
       |  (b)  The subject annual report,  semi-annual report, transition report
       |       on Form 10-K, Form 20-F,  11-K,  Form N-SAR, or portion  thereof,
 (X)   |       will be filed on or before the  fifteenth  calendar day following
       |       the  prescribed  due date;  or the  subject  quarterly  report of
       |       transition  report on Form 10-Q, or portion thereof will be filed
       |       on or before the fifth  calendar day following the prescribed due
       |       date; and
       |  (c)  The  accountant's  statement  or other  exhibit  required by Rule
       |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

                                                 (Attach Extra Sheets if Needed)
                                                                SEC 1344 (11-91)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Leslie K. Klenk                    207      879-1900 ext. 6680
     --------------------------------------     -----------   ------------------
                       (Name)                   (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).                                         (Yes)   No

         -----------------------------------------------------------------------

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                         Yes   (No)

     If so, attach a explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


--------------------------------------------------------------------------------

                                Stratevest Funds
           -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     July 30, 2001                 By   /S/ Beth S. Broderick
     ----------------------                -------------------------------------
                                            Beth S. Broderick, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

--------------------------------------------------------------------------------
                                    ATTENTION


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                            Attachment to Form 12b-25

                                  July 30, 2001


Form N-SAR will be electronically filed as soon as possible within the prescribed 15 day period consistent with Part II of this form. Preparation of the Form N-SAR for the fiscal year ended May 31, 2001 will take more time than anticipated in order to resolve certain matters relating to the reorganization of the Investors Equity Fund, a series of Forum Funds, into Stratevest Large Cap Core Fund, a series of Stratevest Funds. Accordingly, the Registrant will need the prescribed 15-day extension period to file Form N-SAR.